BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**September 17, 2013 09:32 AM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on September 17, 2013 09:32 AM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
BC0070974

Name of Company:
CROSSHAIR ENERGY CORPORATION

Name Reservation Number:
NR0651162

Name Reserved:
JET METAL CORP.

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

CHANGE OF NAME OF COMPANY

From:
CROSSHAIR ENERGY CORPORATION

To:
JET METAL CORP.

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached